

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Thomas Powers
Chief Executive Officer
Findit, Inc.
5051 Peachtree Corners Circle, #200
Peachtree Corners, GA 30092

  Re: Findit, Inc.
    Preliminary Information Statement on Schedule 14C
    Filed February 7, 2023
    File No. 000-56345

Dear Thomas Powers:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Cautionary Statement Regarding Forward-Looking Statements

1. Please remove your references here to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by this statute. Please revise your filing accordingly.

Amendment to the Articles of Incorporation
Purpose and Reasons for the Share Increase

2. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock. Also, please discuss the possible

anti-takeover effects of creating a significant number of newly available authorized shares of common stock on a percentage basis.

Information Incorporated by Reference

3. We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule 14A. As Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3 and you appear ineligible to use Form S-3 please revise the information statement to include the information required by Item 14.

General

4. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state in your letter to shareholders that 78.14% of stockholders executed a written consent. However, the beneficial ownership table in your Schedule 14C only accounts for 43.1% of your common stock. Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder's relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

5. We note that you intend to effect a 1-for-25 reverse stock split of your issued and outstanding shares and that this corporate action will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Please revise your disclosure to clearly reflect the impact the reverse stock split will have on your ability to issue new shares and potentially severely dilute the interests of existing shareholders as well as how you intend to treat fractional shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.